January 22, 2010

Mail Stop 3010

Mr. Steven B. Waters
Vice President
National Partnership Investments Corp.
55 Beattie Place, PO Box 1089
Greenville, SC 29602

      RE: **Real Estate Associates Limited V**
              Form 10-K for the year ended December 31, 2008
              Filed March 31, 2009
              Form 10-Q for the period ended June 30, 2009
              Filed August 13, 2009
              File No. 0-12438

Dear Mr. Waters:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Kristi Marrone
                         Staff Accountant